October 16, 2019

VIA E-mail

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC 20006

         Re: wicShares Trust
             File Nos. 333-233772; 811-23475

Dear Ms. Fuller:

         On September 13, 2019, you filed a registration statement on Form N-1A on behalf of wicShares Trust (the "Trust") in connection with the wicShares Merger Arbitrage ETF (the
"Fund"). We reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Fee Table - Page 1

   1. Please provide a completed fee table.

   2. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the Fund, the
      Fund will include a line item in the Fee Table for AFFE.

   3. Please move the information from Footnote 1 of the Fee Table to Item 12, as all 12b-1 plan details should be addressed in the Fund's Item 12 (Distribution Arrangements)
      disclosures in the statutory prospectus.

Principal Investment Strategies - Pages 2-3

   4. Please supplementally explain why the Fund believes that its name does not require an
      80% policy for the terms "Merger Arbitrage" pursuant to Section 35(d) of the Investment
      Company Act of 1940 and Rule 35d-1 thereunder.
 Stacy L. Fuller, Esq.
wicShares Trust
Page 2

    5. In the second sentence of the first paragraph, the Principal Investment Strategy states the
       Fund will invest in target companies involved in a "merger or acquisition." The draft index methodology provided by the Fund identifies "mergers, acquisitions, tender offers, leveraged buy-outs, and private equity takeovers" as eligible transaction types. Please reconcile if all of the events referenced by the draft index methodology are captured within the Fund's Principal Strategies.

    6. In the last sentence of the first paragraph, the disclosure states the index mythology
       "employs rules to identify Targets for inclusion in the Underlying Index..." Please describe in plain English the rules to identify (and exclude) potential targets.

    7. In the same sentence, please describe in plain English how the index methodology defines and determines the "implied probability" of a transaction closing successfully.

    8. In the first sentence of the second paragraph, please confirm that the Fund reconstitutes and rebalances on the same schedule as the Underlying Index.

    9. In the last sentence of the second paragraph, the disclosure states the Underlying Index may buy short positions in shares of an Acquirer's stock. Please supplementally confirm if short selling is a principal strategy of the Fund. If so, please disclose that expenses
       (such as dividends on stocks sold short) are included in the "other expenses" line item in the fee table (or show as a separate line item).

    10. In the last sentence of the fourth paragraph, please clarify that any allocation to cash-like instruments will only continue until the Underlying Index reconstitutes and applies such allocation to new targets.

    11. In the last sentence of the fifth paragraph, the prospectus states the Fund may invest in financial instruments, "including swap agreements, futures contracts, ETFs and options on a security or equity securities indices." Please revise this disclosure to list all of the types of derivatives in which the Fund expects it will principally invest (rather than
        "including"), as well as the relevant risks for such derivatives. See Letter from Barry
        Miller, Associate Director, Division of Investment Management to Karrie McMillan,
        General Counsel, ICI (July 30, 2010).

    12. In the sixth paragraph, please disclose any industries in which the Fund expects the
        Underlying Index to be concentrated. Please also add corresponding principal risk disclosure.

    13. In the final paragraph, the Fund provides the name of the Index Provider. Please specifically disclose here that the Index Provider is an affiliate, in addition to noting that it is a wholly-owned subsidiary.
 Stacy L. Fuller, Esq.
wicShares Trust
Page 3

Principal Investment Risks - Pages 3-6

    14. Please consider adding an Equities Risk given the Fund's principal investment strategies.

    15. The disclosure currently identifies a Small and Medium Capitalization Securities risk. If investing in small and medium capitalization companies will be a principal risk, please reflect this in the Fund's principal investment strategies.

Additional Information about the Fund's Investment Strategies and Risks - Page
8

    16. The Fund's Item 9 disclosure of its principal strategies is identical to the disclosure included in response to Item 4. However, the disclosure in response to
Item 4 is intended
        to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A
        Item 4 and Item 9. See also IM Guidance Update 2014-08. Please revise to more fully disclose the Fund's principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

    17. Pursuant to Item 9(a) of Form N-1A, please state whether the Fund's investment objective may be changed without shareholder approval, if applicable.

    18. Pursuant to Item 9(b)(1), Instruction 7 of Form N-1A, please disclose the tax implications of the Fund's active and frequent trading of portfolio securities.

Index Provider - Page 16

    19. The first sentence of this paragraph appears to imply that Solactive AG is the Index
        Provider for the Fund, while the second sentence states that Solactive AG is the Index
        Calculation Agent. The Item 4 disclosure states that Water Island Indices is the Index
        Provider. Please reconcile the disclosure throughout the document to identify the responsibilities of Water Island Indices and of Solactive AG.

Statement of Additional Information

Investment Policies and Restrictions - Page 3
    20. With regard to Fundamental Investment Policy (4), please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the fund's compliance with its concentration policies.

Geographic Focus - Page 19
    21. In the section titled "Geographic Focus," the disclosure states, "[s]et forth below for certain markets in which the Fund may invest are brief descriptions of some of the
 Stacy L. Fuller, Esq.
wicShares Trust
Page 4

        conditions and risks in each such market." However, there appears to be no additional disclosure regarding any specific geographic region. Please clarify, provide this information, or remove this section.

Management of the Fund - Page 31

    22. In the table of information regarding the Fund's officers, directors, and board members, please also disclose each person's address in the first column with their name and age as required by Item 17(a)(1) of Form N-1A.

Compensation of Trustees [Table] - Page 33
    23. Please include the information in the table as specified by Item 17(c) of Form N-1A.
        Please reconcile the Fund's presentation of the current compensation table with Item
        17(c) Instructions 3-4.
Redemptions of Creation Units - Page 49
    24. In this section, please reference the Fund's exemptive relief from
Section 17 of the
        Investment Company Act.
Taxation - Page 61
    25. Pursuant to Item 24(a), please specifically state that Subchapter M of the Internal
        Revenue Code is the provision which dictates requirements to qualify as a "RIC."

Part C   Other Information

Item 28. Exhibits
    26. Please provide actual, rather than "form of" agreements, for agreements provided in this section.

    27. Include the index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an "other material contract" pursuant to Item 28(h) of Form N-1A.

                                               Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
 Stacy L. Fuller, Esq.
wicShares Trust
Page 5

Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

          Should you have any questions regarding this letter, please contact me at (202) 551-
7565.

                                                     Sincerely,
                                                     /s/ Elena Stojic
                                                     Staff Attorney

cc:     Marianne Dobelbower, Branch Chief
        Christian Sandoe, Assistant Director